Holdings in Antisoma

London, UK: 18 June 2008 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification today that BVF Partners, L.P. no longer has a disclosable interest in Antisoma's issued ordinary shares.

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Enquiries:

Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 3249 2100